SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-13595

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

METTLER-TOLEDO, INC.

ENHANCED RETIREMENT SAVINGS PLAN

1900 POLARIS PARKWAY

COLUMBUS, OH 43240-4035

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

METTLER-TOLEDO INTERNATIONAL INC.

IM LANGACHER

P.O. BOX MT-100

CH8606 GREIFENSEE, SWITZERLAND

METTLER-TOLEDO, INC.

ENHANCED RETIREMENT SAVINGS PLAN

Financial Statements

and

Supplemental Schedule

December 31, 2006 and 2005

with

Report of Independent Registered Public Accounting Firm

METTLER-TOLEDO, INC.

ENHANCED RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

Mettler-Toledo, Inc. Enhanced Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Mettler-Toledo, Inc. Enhanced Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the accompanying financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Mettler-Toledo, Inc. Enhanced Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, on a basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio

June 19, 2007

Mettler-Toledo, Inc. Enhanced Retirement Savings Plan

Statements of Net Assets Available for Benefits (Modified Cash Basis)

As of December 31, 2006 and 2005

Mettler-Toledo, Inc. Enhanced Retirement Savings Plan:

Plan: 091706

	2006	2005
Assets
Investments (Note 2)	$158,366,175	$135,552,502

Loans to participants	2,141,190	1,891,540

Net assets available for benefits at fair value	160,507,365	137,444,042

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	305,495	384,173

Net assets available for benefits	$160,812,860	$137,828,215

See accompanying notes to financial statements.

Mettler-Toledo, Inc. Enhanced Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)

For the Years Ended December 31, 2006 and 2005

	2006	2005
Investment Activity
Dividends and interest	$6,869,717	$4,626,990
Net appreciation in fair value of investments	10,982,488	3,938,200

	17,852,205	8,565,190

Contributions
Employer	5,640,366	5,183,796
Participants’ deferrals	7,395,782	6,634,991
Participants’ rollovers	459,728	779,860

	13,495,876	12,598,647

Asset transfer in	—	2,242,084

	31,348,081	23,405,921

Deductions
Benefits paid to participants or beneficiaries	8,324,872	8,603,215
Administrative expenses	38,564	116,972

	8,363,436	8,720,187

Net increase in net assets	22,984,645	14,685,734

Net assets available for benefits, beginning of year	137,828,215	123,142,481

Net assets available for benefits, end of year	$160,812,860	$137,828,215

See accompanying notes to financial statements.

Mettler-Toledo, Inc. Enhanced Retirement Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Mettler-Toledo, Inc. Enhanced Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a qualified defined contribution plan covering eligible employees of adopting units (wholly-owned subsidiaries) and a safe harbor 401(k)/401(m) plan under IRC 401(k)(12) and 401(m)(11). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Employees become eligible to participate in the Plan on the first day of the calendar month following the date the employee meets the eligibility requirements, as defined.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined by the Plan. Participants who reach age 50 may elect to make catch-up contributions. Forfeitures may be used by Mettler-Toledo, Inc. (the Company) to reduce future contributions and/or to pay reasonable Plan expenses.

The Company contributes:

Safe Harbor Matching Contributions - 100% of the first 3% of each participant’s deferred compensation and 50% of the next 3% of each participant’s deferred compensation. All participants who make pre-tax contributions are eligible for the matching contributions. There is no match for the participants’ catch-up contributions.

Savings & Discretionary Contributions – range from 1.5% to 2.0% of each participant’s eligible compensation. Employees become eligible on the first day of the month following the one-year anniversary of employment. Participants must be employed on the last day of the Plan year to receive the contribution, with the exceptions of death, retirement, disability, or authorized leave.

Special Contributions – the amount was determined by a participant’s eligible pay as of December 31, 2001, the number of years of service until the participant’s normal retirement, as defined by the plan, the number of years the participant worked with the Company and the level of the participant’s benefits in the Mettler Toledo Retirement Plan. Employees became eligible if they were at least 45 years old and achieved 15 years of service with the Company as of December 31, 2001.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. An annual loan maintenance fee is deducted from the respective accounts of those participants with outstanding loans. The investment funds’ net investment earnings and changes in fair value are allocated to each participant’s account on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Effective July 1, 2002, some units became immediately vested in the Plan. All other units continue to vest under the original vesting provisions. Participants are immediately vested in the Company’s Safe Harbor Matching Contributions. Vesting in the Company’s Savings Contributions and Special Contributions plus actual earnings thereon is based on whether the participant is employed at the end of the plan year.

Investment Options

Upon enrollment in the Plan, a participant can direct employee and employer contributions in 5% increments among the various investment options offered through Vanguard Fiduciary Trust Company (VFTC), the plan trustee. A participant may transfer amounts between investment options as of any business day.

Payment of Benefits

A participant’s vested account will be distributed upon retirement, termination, disability or death. Distributions are made in lump-sum or equal annual installments not to exceed the employee’s life expectancy. Upon death, the remaining balance shall be distributed in a lump sum within five years. Forfeitures, if any, are used to reduce employer contributions or pay Plan expenses. Participants may make a withdrawal during employment due to hardship as well as other allowable situations defined in the plan document. Hardship withdrawals are subject to approval by the Pension Committee and must meet the criteria for hardship under Section 401(k) of the Internal Revenue Code (IRC).

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan.

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. The differences between the modified cash basis and accounting principles generally accepted in the United States of America are that contributions and interest and dividend income are recognized when received.

Investment Valuation and Income Recognition

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plan (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits is prepared on a contract value basis.

Under the terms of a trust agreement between the Company and VFTC, the trustee invests Trust assets at the direction of the plan participants. The trustee has reported to the Company the trust fund investments and the trust transactions at both cost and fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Plan’s interest in the units of the Retirement Savings Trust, a common/collective trust, is based on information reported by VFTC using unaudited financial statements of the collective trust at the end of the year (The collective trust does have an audit as of September 30 each year). The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Loans to participants are stated at unpaid principal, which approximates fair value. Realized and unrealized gains and losses are reflected as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for benefits.

Interest charged to participants for participant loans is reviewed annually by the Plan administrator and is to be comparable to commercial lending rates on bank loans secured by certificates of deposit in the area at the time the loan is made. Loans may not exceed the lesser of 50% of a participant’s vested account balance or $50,000. The repayment period may not exceed five years. Each loan is secured by the remaining balance in the participant’s account.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recognized when received. Capital gain distributions are included in dividend income.

Contributions

Participant and employer contributions are recognized when received by the trustee.

Payment of Benefits

Benefits are recognized when paid.

Forfeitures

The portion of a participant’s account which is forfeited due to termination of employment for reasons other than retirement, disability or death is used to reduce the Company’s future contributions or pay Plan expenses. Forfeitures were used to reduce plan expenses by $30,857 and $112,432 in 2006 and 2005, respectively. At December 31, 2006 and 2005, forfeited, nonvested accounts totaled $40,863 and $23,860, respectively.

Administrative Expenses

Fees for portfolio management of VFTC funds are paid directly from fund earnings. Recordkeeping fees are paid by the Company. Audit fees are either paid by the Company or from the forfeiture account. Should the Company elect not to pay all or part of such expenses, the trustee then pays these expenses from the Plan assets. Expenses are recognized when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires the plan administrator to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of changes in net assets available for benefits during the reporting period. Actual results could differ significantly from those estimates.

Risk and Uncertainties

The Plan provides various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

3. Investments

The following investments represent 5% or more of net assets available for benefits at December 31, 2006 and 2005:

	2006	2005
Investments at fair value
Vanguard 500 Index Fund	$22,880,776	$20,739,976
Vanguard PRIMECAP Fund	14,018,786	12,509,739
Vanguard Windsor II Fund	9,762,165	8,195,452
Vanguard Wellington Fund	8,609,967	7,040,446

Investment at contract value
Vanguard Retirement Savings Trust	32,052,746	29,515,430

4. Transactions with Parties-in-Interest

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Participants may select Company stock as an investment option. The amounts of Company stock held at December 31, 2006 and 2005 were $2,403,944 and $1,493,362, respectively. The Company stock appreciated $686,313 and $101,717 in 2006 and 2005, respectively.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will immediately become 100% vested in their accounts.

6. Tax Status

The Plan obtained its latest determination letter on December 1, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

7. Asset Transfer In

Effective as of July 1, 2005, all employees of Exact Equipment Corporation (Exact), wholly-owned subsidiary of the Company, became the employees of Mettler-Toledo, Inc. and began participating in the Plan. Assets of the prior plan were transferred into the Plan on August 1, 2005 in the amount of $2,242,084.

8. Withdrawing Participants

As of December 31, 2006 and 2005, vested benefits amounting to $696,892 and $52,267, respectively, were allocated to accounts of terminated participants who had elected to withdraw from the Plan but had not been paid.

9. Employer Contribution

During 2006, the Company identified several participants that did not receive the correct amount of employer contributions due to errors in determining eligible compensation or in the calculation of the correct employer contribution during 2002 through 2006. The Company deposited additional employer contributions plus lost earnings of $109,577 in 2006 to correct the error.

10. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per Schedule H of Form 5500 to the financial statements as of December 31, 2006 and 2005:

	2006	2005
Net assets available for benefits per Schedule H of Form 5500	$160,507,365	$137,444,042
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	305,495	384,173

Net assets available for benefits per financial statements	$160,812,860	$137,828,215

The following is a reconciliation of net investment activity per Schedule H of Form 5500 to the financial statements for the years ended December 31, 2006 and 2005:

	2006	2005
Net gain (loss) on sale of assets	$33,026	$(3,206)
Interest	104,738	80,786
Unrealized appreciation of assets	653,288	104,924
Net investment gain from common/collective trusts	1,375,134	1,117,916
Net investment gain on registered investment companies	15,764,697	7,264,770

Net investment activity per Schedule H of Form 5500	17,930,883	8,565,190
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts for the current year	305,495	—
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts for the prior year	(384,173)	—

Net investment activity per financial statements	$17,852,205	$8,565,190

Mettler-Toledo, Inc. Enhanced Retirement Savings Plan

EIN : 34-1538688; PIN: 031

Schedule of Assets (Held at End of Year) (Modified Cash Basis)

Form 5500, Schedule H, Line 4(i)

December 31, 2006

(a)	(b)	( c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Fair value
*	Vanguard	500 Index Fund	**	$22,880,776
*	Vanguard	Asset Allocation Fund	**	1,019,231
*	Vanguard	Balance Index Fund	**	325,522
*	Vanguard	Capital Opportunity Fund	**	4,042,752
*	Vanguard	Convertible Securities Fund	**	16,048
*	Vanguard	Dividend Growth Fund	**	63,376
*	Vanguard	Emerging Markets Stock Index Fund	**	239,000
*	Vanguard	Energy Fund	**	563,721
*	Vanguard	Equity Income Fund	**	867,566
*	Vanguard	European Stock Index Fund	**	229,216
*	Vanguard	Explorer Fund	**	3,508,237
*	Vanguard	Extended Market Index Fund	**	114,861
*	Vanguard	Global Equity Fund	**	253,568
*	Vanguard	GNMA Fund	**	976,132
*	Vanguard	Growth & Income Fund	**	2,040,094
*	Vanguard	Growth Index Fund	**	1,534,035
*	Vanguard	Health Care Fund	**	5,877,357
*	Vanguard	High-Yield Corporate Fund	**	942,018
*	Vanguard	Intermediate Term Investment Grade Investor Share	**	895,602
*	Vanguard	International Growth Fund	**	4,989,817
*	Vanguard	International Value Fund	**	2,279,024
*	Vanguard	LifeStrategy Conservative Growth Fund	**	788,913
*	Vanguard	LifeStrategy Growth Fund	**	6,010,810
*	Vanguard	LifeStrategy Income Fund	**	573,273
*	Vanguard	LifeStrategy Moderate Growth Fund	**	4,363,190
*	Vanguard	Long Term Investment Grade-Invest Share	**	1,480,756
*	Vanguard	Mid-Cap Index Fund	**	1,316,300
*	Vanguard	Morgan Growth Fund	**	793,017
*	Vanguard	Pacific Stock Index Fund	**	112,605
*	Vanguard	Prime Money Market Fund	**	655,007
*	Vanguard	PRIMECAP Fund	**	14,018,786
*	Vanguard	REIT Index Fund	**	3,899,819
*	Vanguard	Retirement Savings Trust	**	31,747,251
*	Vanguard	Selected Value Fund	**	1,699,350
*	Vanguard	Short Term Federal Fund	**	68,022
*	Vanguard	Small-Cap Index Fund	**	1,595,666
*	Vanguard	STAR Fund	**	99,057
*	Vanguard	Strategic Equity Fund	**	2,600,682
*	Vanguard	Total Bond Market Index Fund	**	2,460,901
*	Vanguard	Total International Stock Index Fund	**	1,810,700
*	Vanguard	Total Stock Market Index Fund	**	2,975,047
*	Vanguard	U.S. Growth Fund	**	2,503,440
*	Vanguard	Value Index Fund	**	1,009,883
*	Vanguard	Wellesley Income Fund	**	1,349,671
*	Vanguard	Wellington Fund	**	8,609,967
*	Vanguard	Windsor II Fund	**	9,762,165
*	Mettler-Toledo, Inc.	Mettler - Toledo Stocks - 30,488 shares	**	2,403,944
	Participant Loans	Various ranging from 4.1 % to 8.5%	-0-	2,141,190

		Total		$160,507,365

*	Denotes party-in-interest
**	Cost omitted for participant directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 19, 2007	METTLER – TOLEDO, INC.
ENHANCED RETIREMENT SAVINGS PLAN

/s/ Shawn P. Vadala
Shawn P. Vadala
Plan Administrator

METTLER- TOLEDO, INC. ENHANCED RETIREMENT SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

INDEX TO EXHIBITS

Exhibit No	Description	Page No.
1a	Consent of Independent Registered Public Accounting Firm	Page 14